Tracy D. Mackey
Senior Counsel

4801 Main Street, Suite 1000
 Kansas City, MO  64112
Direct: 816.983.8299
Fax: 816.983.8080
tracy.mackey@huschblackwell.com

September 16, 2016

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee
Re: MacKenzie Realty Capital, Inc. (the "Company")

To the Commission:
On September 2, 2016, the Company filed with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934.  The Company received oral comments from Ms. Ashley Vroman-Lee of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company's response to those comments.   To aid in your review, we have attached to this letter an interim draft of the revised proxy statement reflecting the proposed changes.
 The text of each comment has been included in this letter for your reference and the Company's response is presented below each comment.
1.	Comment:	In Proposal One, separate the presentations into two tables for interested and independent directors and briefly discuss the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.
Response: The disclosure has been revised as requested.
2.	Comment:	In Proposal Three, third paragraph, the first sentence is confusing. Consider using another term for "expense load" as it could be confused with sales load. Also, please explain why more asset base would result in a more diversified portfolio. In the same paragraph, there is a sentence that reads "The per share expense load could decrease or increase if the other expenses are not in line with this estimate." Please explain why that is.
Response: The disclosure has been revised as requested.
3.	Comment:	In the last paragraph before "Dilution", please include the maximum dilution percentage and put into the first paragraph of Proposal Three.
Response:  The disclosure has been revised as requested.
4.	Comment:	Under "Dilution," please provide all the missing information.
Response: The disclosure has been revised as requested.
Please be advised that the Company has made certain other changes to the draft proxy statement and proxy card that were not in response to your comments and those are reflected in the attached redline.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the interim draft.  As you are aware, the Company would like to finalize and file the definitive proxy statement on September 22, 2016. Please feel free to contact me at 816-983-8299 or by email at tracy.mackey@huschblackwell.com should you have any questions or concerns.

Sincerely,

/s/ Tracy D. Mackey

Tracy D. Mackey

cc: Steven F. Carman
      Chip Patterson